SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No       ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: May 15, 2008	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number

1.1	Press Release

Contacts:
In Taiwan	In the U.S.
Dr. S.K. Chen	Joseph Villalta
ChipMOS TECHNOLOGIES (Bermuda) LTD.	The Ruth Group
+886-6-507-7712	646-536-7003
s.k._chen@chipmos.com	jvillalta@theruthgroup.com

ChipMOS RECEIVES PRELIMINARY APPROVAL TO DECREASE THE REGISTERED

CAPITAL OF ChipMOS SHANGHAI

Hsinchu, Taiwan, May 15, 2008 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) announced today that its controlled subsidiary, ChipMOS TECHNOLOGIES (Shanghai) LTD. (“ChipMOS Shanghai”), has received a written notice of agreement-in-principle from the Shanghai Foreign Investment Commission (the “SFIC”) to decrease its registered capital from US$250 million to US$130 million on May 14th, 2008. As a result, the remaining capital injection obligation of MODERN MIND TECHNOLOGY LIMITED, a ChipMOS’ consolidated subsidiary, is expected to be reduced from US$127.5 million to US$7.5 million for the unpaid registered capital of ChipMOS Shanghai. The capital reduction can ease the cash requirement of ChipMOS for making the remaining US$127.5 capital injection requirement in ChipMOS Shanghai due December 7th, 2008.

The final approval is subject to further review by SFIC of the financial condition of ChipMOS Shanghai. SFIC, when making final decision, will also consider any objection against the capital investment reduction received by Shanghai government during the 45-day public comment period. Upon receipt of the final approval, ChipMOS Shanghai could replace its business license accordingly.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.